

03 AUG 11 AM 7:21

24 July 2003



03029184

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

SUPPL

PROCESSED
AUG 12 2003
THOMSON
FINANCIAL

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose a copy of the following Stock Exchange Release/s which has/have recently been filed with the Australian Stock Exchange ("ASX") in relation to:

- North West Shelf ships 1500th LNG cargo to Japan, lodged with the ASX on 24 July 2003.

It would be greatly appreciated if you could return by fax (+61 8 9348 4990) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

Rebecca Sims
Compliance Officer

dlw 8/11

82-2280



AUSTRALIAN ENERGY

NEWS RELEASE

Woodside Petroleum Ltd. & Subsidiaries
A.C.N. 004 898 962
1 Adelaide Terrace
PERTH WA 6000
Tel: (08) 9348 4000 Fax: (08) 9348 5539

Woodside Energy Ltd.
A.C.N. 005 482 986
1 Adelaide Terrace
PERTH WA 6000
Tel: (08) 9348 4000 Fax: (08) 9348 5539

Thursday, 24 July 2003
11:00am (WST)

NORTH WEST SHELF SHIPS 1500TH LNG CARGO TO JAPAN

The 1500th LNG cargo from the North West Shelf Venture to its Japanese customers sets sail today from Withnell Bay near Karratha in Western Australia.

The cargo will be delivered to Osaka Gas and Kansai Electric, two of the Venture's existing Japanese customers, on board the *Northwest Sandpiper*, under the command of Captain Geoffrey Herbert.

The Venture's Chief Executive Officer, Steve Ollerearnshaw, said the cargo was a key milestone for the Venture and a demonstration of the project's excellent reputation as a reliable producer and supplier of LNG.

"It's been a long-term team effort by employees, contractors, our service companies (North West Shelf Shipping Services Company and North West Shelf Australia LNG), and the North West Shelf participants," Mr Ollerearnshaw said.

"We have also had a tremendous relationship with government and we thank them for supporting this important project. Most of all, this milestone reflects a strong sign of confidence from our long-term customers in Japan and we value highly their commitment to our project."

The Venture operates eight purpose-built LNG ships. A ninth LNG ship is currently under construction and is expected to be delivered early next year.

The North West Shelf Venture began LNG exports to Japan in 1989.

The six equal participants in the North West Shelf Venture are: Woodside Energy Ltd. (operator); BHP Billiton (North West Shelf) Pty Ltd; BP Developments Australia Pty Ltd; ChevronTexaco Australia Pty Ltd; Japan Australia LNG (MIMI) Pty Ltd; and Shell Development (Australia) Proprietary Limited.

MEDIA INQUIRIES
Woodside Energy Ltd.
Kirsten Stoney, External Affairs Manager (Karratha)
W: (08) 9158 8233 M: (0417) 984 923

INVESTMENT INQUIRIES
Woodside Energy Ltd.
Mike Lynn, Investor Relations Manager
W: (08) 9348 4283 M: (0439) 691 592


WOODSIDE
AUSTRALIAN ENERGY

25 July 2003

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose a copy of the following Stock Exchange Release/s which has/have recently been filed with the Australian Stock Exchange ("ASX") in relation to:

- JB Were Resources Conference presentation by the Company's Chief Financial Officer, Doug Bailey, lodged with the ASX on 25 July 2003.

It would be greatly appreciated if you could return by fax (+61 8 9348 4990) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

Rebecca Sims
Compliance Officer

82-2280

Woodside Petroleum Ltd

"A Growth Company"

JB Were Resources Conference

25 July 2003

Doug Bailey CFO

Disclaimer and important notice

This presentation contains forward looking statements that are subject to risk factors associated with oil and gas businesses. It is believed that the expectations reflected in these statements are reasonable, but they may be affected by a variety of variables and changes in underlying assumptions which could cause actual results or trends to differ materially, including but not limited to: price fluctuations, actual demand, currency fluctuations, drilling and production results, reserve estimates, loss of market, industry competition, environmental risks, physical risks, legislative, fiscal and regulatory developments, economic and financial market conditions in various countries and regions, political risks, project delay or advancement, approvals and cost estimates.

All references to dollars, cents or $ in this presentation are to Australian currency, unless otherwise stated.

Profile



- Australia's largest E&P company (by market cap)
- A$8-9 billion market capitalisation (ASX:WPL)
- Operator of North West Shelf Venture (40% of Australian hydrocarbon production), Laminaria & Legendre
- International participation in key focus areas of US and Africa
- 2002 operated production: 228MMboe
- WPL share: 64MMboe
- 2250 staff, direct contractors and secondees

Portfolio of growth options



Exploration acreage
Developments: existing and planned

Three horizons to secure growth



140
120
100
80
60
40
20
0
Actual
Projection
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
Smoothed Forecast Production
Trend Production

Key Objectives

Accelerate Production

Optimise Production

H1: Optimise production and profitability (2003-05)
H2: Create new production (2005-08)
H3: Replace and grow reserves (2008+)

Focus on all 3 Horizons throughout the period

Horizon 1 - optimise production and profitability

Key Opportunities

Internal challenge is to lift production with rising profile post 2003

- Legendre infill was successful
- Ohanet production on-line before 4Q 03
- Potential contributors - Egret, Kuda Tasi and Jahal tie-backs,
  - *Corallina-2 sidetrack*, NWS *increments*
  - Mutineer-Exeter
- Increased LNG cargoes
- GoM Shelf – early production possible within 12-18mths if discovery made
- Profitability enhancement project (PEP)

Horizon 2 - create new production

PROJECT	FIELD SIZE (gross)	Estimated Timing FEED	FID	RFSU	% WPL EQUITY
Enfield	145 MMbbl	Jun 03	Mid 04	Oct 06	100
Otway	0.85 tcf / 10.7 MMbbl condensate	Jun 03	Q2 04	Mid 06	51.55
Chinguetti	100 MMbbl (SFR)	Q1 04	Mid 04	1H 06	35
Mutineer-Exeter	120 MMbbl	Project Sanction by end 03		Mid 05	8.2
Blacktip	1.1 tcf / 1.7 MMbbl cond.(SFR)	Q1 04	Q4 04	2007	53.85
Train 5	-	Reviewing by end 03	-	2007/8	16.67

- Field size at probable reserve levels unless otherwise stated
- SFR – scope for recovery (as defined in 2002 Annual Report)
- FEED – front end engineering design; FID – final investment decision; RFSU – ready for start up

Enfield a major contributor to growth


WA-255-P
BHP (50%)
WPL (50%)
Skiddaw
Vincent
Stybarrow
WA-155-P
BHP
Laverda
Enfield
(550m depth)
WA-271-P
WPL (100%)
Exmouth
0
25
km

- Enfield 40km offshore, in water depths of 550m
- Enfield 145MMbbl, FPSO capacity 100,000bpd oil
- Double hull FPSO, 900,000bbl storage capacity
- Estimated 12-15 year production life, plateau depends on tie-backs
- First oil Oct 06. Potential to tie-back Laverda, Stybarrow
- Vincent may be a stand-alone or tie-back
- Gas and water re-injected

Enfield area discoveries

FIELD	Discovery	Water Depth	Comment
Vincent	1998	350m	2 wells, flowed 4,301bpd oil 17 ° API
Enfield	1999	550m	5 wells, flowed 7,000bpd oil 22 ° API
Laverda	2000	850m	2 wells, no flow test 20 ° API
Stybarrow	2003	850m	2 wells, no flow test 22 ° API
Skiddaw	2003	850m	2 wells, no flow test

WA-271P - (WPL 100%) Combined oil reserves within WA-271P are approx' 146.4 MMbbl at the proved level and 216.4 MMbbl at the probable level. Combined probable SFR is 103.1 Mbbl.

WA-255P - (WPL : BHP, 50:50) Contains the Stybarrow and Skiddaw discoveries

Enfield Area Milestones

1997:	WA-271P awarded (WPL 100%)
1998-00:	Oil discoveries at Vincent, Enfield & Laverda
Feb 03 :	WPL farms into WA-255P (WPL:BHP Billiton = 50:50)
Feb 03:	Tenders called on FPSO hull
1H 03:	Discoveries in WA-255P at Stybarrow & Skiddaw
Jun 03:	WPL commits to FEED at Enfield
Jul 03:	WPL signs contract for FPSO hull construction and several pre-FID contracts awarded
Mid 04:	FID expected on Enfield
Oct 06:	Estimated Enfield first production

Enfield Phase 1 with possible Laverda tie-back

- Initial Enfield stand-alone development capex estimated at A$1.5billion.
- If Laverda tie-back proceeds, estimated additional capex of A$0.6billion



FPSO
Laverda
Field
Field
Production
Manifold
Water
Injection
Well
Gas
Injection
Well
Water
Injection
Well
Gas Tee
Assembly
Gas
Injection
Wells
Water
Injection
Manifold
Production
Manifold
Water
Injection
Wells

Horizon 3 reserves replacement and growth

- Active exploration in GoM, Africa and Australia
- Marketing effort for gas resources - Sunrise and Browse (Blacktip moved into Horizon 2)
- Acquisitions within focus areas, must add shareholder value using project assumptions

Future growth in gas


PNG
10 Tcf
Bonaparte
22 Tcf
Browse Basin
30 Tcf
NT ~0.19 million
Greater North
West Shelf
75 Tcf
Northern Territory
Western Australia
Cooper/Eromanga
5 Tcf
Qld ~3.5 million
NSW ~6.4 million
WA~ 1.9 million
SA ~1.5 million
ACT ~0.31 million
Gippsland/Bass/Otway 8 Tcf
Vic ~4.7 million
Tas ~.47 million
Volume Tcf
Population (1999)
Pipelines:
Existing
Proposed
Source: Australian Gas Association 2002
Eastern States
Population ~ 16 million

Future growth in gas

- WPL in NWS + emerging gas hubs (Timor Sea-Bonaparte, Browse, Otway)

- Much gas is poorly located for domestic use. However it is well positioned for the LNG export market

- Greater NWS is well placed to supply Asia (particularly Japan, Korea, China)
- Timor Sea LNG hub to supply Asia and potentially the USA
- Bonaparte (eg Blacktip) to supply NT domestic gas
- Otway to supply SE Australian domestic gas
- Develop Browse gas as markets are scoped (LNG or domgas)

- US consumes 22-23TCF Gas pa.
- LNG imports = only 1% of US gas supply (2001)
- Long-term US gas price up from US$2 (1997) to > US$4.50/mmbtu

- Greenspan: " High gas prices... have made (the US) a potential very large importer (of gas)... access to world natural gas supplies will require a major expansion of LNG terminal import capacity."

Successful Efforts Exploration

"Successful efforts" accounting policy is based upon the US standard FAS 19

1) All pre-drill exploration expenditures are written-off as incurred including all seismic and study costs.

2) Post-drill costs on unsuccessful wells are written-off as incurred. Success is defined by the commerciality of the discovered resource.

3) Wells in progress at balance date are capitalised and carried forward as pending for next period determination.

4) Successful wells are capitalised for later amortisation against project income.

5) Evaluation and appraisal costs on successful wells are also capitalised for later amortisation against project income.

6) Acquisition costs of acquired exploration permits (no production or reserves) are capitalised but then amortised over the remaining life of the acquired permit.

Summary of successful efforts

Exploration expense in any period will be:-

- Pre-drill costs
- Dry or unsuccessful well costs, including previous period (pending) well costs following determination
- Amortisation of acquired permits

Capitalised expenditure in any period will be:-

- Successful well costs (post-drill)
- Evaluation and appraisal costs on successful wells
- Acquisition costs
- Pending well costs

Woodside - funding capabilities



A$bn
8
6
4
2
-
60%
50%
40%
30%
20%
10%
0%
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
Projected Funds Available (A$bn@55% gearing)
Gearing (%)

55% gearing is now used as a guideline post the change to Successful Efforts

* *Note: As per 2002 Annual Results presentation. Strong cashflow can support project development while not exceeding gearing of 55%.* Green bars show cumulative funding in each year after financing existing business, ongoing exploration and defined projects (NWS Train 5, Sunrise, Otway, Enfield Area and Chinguetti). Projection based on following oil price assumptions: 2003 US$25.50, 2004 US$24.00, 2005 US$22.00, and 2006 onwards US$21.00. A$/US$ Exchange rate: 2003 $0.58, 2004 $0.56, and 2005 onwards $0.54.
* Assumes dividend payout ratio of 50% capped at 15% growth.
* Calculations reflect recent announcements on "Successful Efforts" accounting for dry-hole exploration.

Hedging Policy

The hedging policy seeks to ensure that cash flows will be sufficient to comply with four specific measures:-

1) meeting all commitments as and when they fall due;

2) maintaining the capacity to fund forecast project developments and exploration strategy;

3) earning post-tax profit sufficient to pay reasonable dividend;

4) sustaining a gearing ratio which maintains a credit rating of not less than investment grade.

Woodside is essentially a US dollar company with a high proportion of both revenues and cash denominated in US dollars. The level of profits, less dividends are in effect translated US dollars. The robustness of Woodside's portfolio of business and cash flows, together with the way LNG product prices are calculated, means the hedging policy objectives can be achieved at oil prices significantly below the long-term average price. Woodside has not entered into any new long term hedge contracts since September 2001.